ISSUER FREE WRITING PROSPECTUS
Dated July 9, 2013
Filed pursuant to Rule 433
Registration Statement No. 333-163069

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.
FREE WRITING PROSPECTUS

American Realty Capital New York Recovery REIT, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on November 12, 2009 and the registration statement became effective on September 2, 2010. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated May 1, 2013, and supplements thereto are available on the SEC Web site at

http://www.sec.gov/Archives/edgar/data/1474464/000114420413025811/v340666_424b3.htm;

http://www.sec.gov/Archives/edgar/data/1474464/000114420413028945/v345072_424b3.htm and

http://www.sec.gov/Archives/edgar/data/1474464/000114420413031144/v345957_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering, will arrange to send you the prospectus and supplements thereto if you request it by calling toll-free 1-877-373-2522.

The article attached as Annex A was originally published online by Globe St.com on July 9, 2013. The article reported on certain statements made by Michael A. Happel, the Company’s Chief Investment Officer.

The article was not prepared or reviewed by the Company prior to publication. Globe St.com, the publisher of the article, routinely publishes articles on business news. Globe St.com is not affiliated with the Company, and no payment was made nor was any consideration given to Globe St.com by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Happel represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Annex A

NYRR Snaps Up Tribeca Office Condo

By Paul Bubny | New York

NEW YORK CITY-American Realty Capital New York Recovery REIT is keeping the acquisition momentum going with its $90.8-million buy of a three-story office condominium at 50 Varick St. in Tribeca. The deal follows by a little more than a week NYRR’s acquisition of the fee simple interest in 333 W. 34th St. from SL Green Realty Corp for $220.3 million.

The New York Post, which on Monday identified the buyer only as an entity of American Realty Capital, reported the seller as Thor Equities’ Joseph Sitt, who in April paid $83 million for the then-90% complete redesign of the condo space. The 158,573-square-foot condo, which has been reconfigured as a fashion photography workspace, is 100% leased to a subsidiary of London-based Spring Studios Ltd., while the building’s lower portion is a Verizon substation.

NYRR’s momentum won’t abate any time soon, Michael Happel, CIO of the public non-traded REIT, tells GlobeSt.com. “In the past two years, we’ve bought over 15 properties and now have roughly $800 million of assets in the portfolio,” including properties owned and announced for purchase, he says.

“We’re continuing to grow, and we have some ambitious targets," he adds. "We’d like to buy between $1 billion and $2 billion of assets here in New York City in the next 24 months.” The goal, says Happel, is to create a company that would serve as the basis of a publicly traded REIT in the future, in common with other non-traded REITs under the ARC umbrella.

Happel says 50 Varick, located near the entrance to the Holland Tunnel, represents “a great addition to the portfolio. We happen to think it’s a real gem. It’s got 20-foot floor-to-ceiling windows and great views of the Hudson River.”

He adds that the reconfigured space will be similar in function to Milk Studios at 450 W. 15th St. in Chelsea. Spring Studios, says Happel, “already has a very successful facility in London and this will be their first here in New York City. So we think they’ll be a great tenant and this is great quality real estate.”

Near term, Happel says, “we have a very active pipeline, both off-market, privately negotiated transactions and marketed transactions.” They’ll focus on the office and retail sectors, and although 50 Varick is a single-tenant property and ARC focuses on net lease, Happel points out that NYRR’s business model is slightly different from that of the parent company. “We’re targeting both single-tenant and multi-tenanted office buildings,” he says.

At present, NYRR’s portfolio is 60% office and 30% retail, with the remainder consisting of parking garages.

“We’re big buyers of retail in New York City,” says Happel. “That includes standalone retail condominiums as well as the retail that happens to be associated with office buildings.” 50 Varick, as it happens, includes no retail, but that being said, “retail and office are our primary targeted property types.”